Exhibit 3.1
BYLAW AMENDMENT
     RESOLVED, that Section 1.01 of the Bylaws hereby is deleted and is replaced in its entirety by the following:
The annual meeting of the shareholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before such meeting shall be held at such place, on such date and at such time as may be fixed by the Board of Directors.